02015476

Pernod Ricard

02 FEB 26 AM 8:5

82-3361

SUPPL

INFORMATION NOTICE
FINANCIAL CALENDAR 2002

Paris, 31st January 2002

Please find below the key dates for communication of financial information concerning Pernod Ricard

2001 full year sales figures	Tuesday, February 12th
2001 financial results	Tuesday, April 16th
2002 1st quarter sales figures	Tuesday, May 14th
Annual Shareholders Meeting	Friday, May 31st
2002 Half-year sales figures	Wednesday, August 7th
2002 half year financial results	Wednesday, October 2nd
2002 Q3 sales figures	Wednesday, November 13th

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 –TELEPHONE : 33 1 40 76 77 12 – FAX : 33 1 45 62 59 40–
SOCIETE ANONYME AU CAPITAL DE 1.127.733.200 F- R.C.S. PARIS B 582 041 943

Pernod Ricard

02 FEB 26 AM 8:58

February 1st , 2002

AP/CE/29.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

Pernod Ricard

INFORMATION NOTICE
FINANCIAL CALENDAR 2002

Paris, 31st January 2002

Please find below the key dates for communication of financial information concerning Pernod Ricard

2001 full year sales figures	Tuesday, February 12th
2001 financial results	Tuesday, April 16th
2002 1st quarter sales figures	Tuesday, May 14th
Annual Shareholders Meeting	Friday, May 31st
2002 Half-year sales figures	Wednesday, August 7th
2002 half year financial results	Wednesday, October 2nd
2002 Q3 sales figures	Wednesday, November 13th

142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 –TELEPHONE : 33 1 40 76 77 12 – FAX : 33 1 45 62 59 40–
SOCIETE ANONYME AU CAPITAL DE 1.127.733.200 F- R.C.S. PARIS B 582 041 943